Press release

ORKLA

www.orkla.com
P.O. Box 423 Skøyen, NO-02 ... 00 E-mail: info@orkla.no

Ref.: SVP Communications Ole Kristian Lunde Tel.: +47-2254 4431
SVP Investor Relations Rune Helland Tel.: +47-2254 4411

Date: 12 August 2009

Operating parameters still challenging – comprehensive measures implemented

Orkla's operating profit (EBITA)[1] for the second quarter ended at NOK 334 million, compared with NOK 1,187 million for the same quarter of 2008. Orkla Brands continued its positive profit performance. The development for Jotun (42.5%) and Elkem Energy was also satisfactory, while Sapa and Elkem have been strongly impacted by the weak economic situation. At the end of the first half-year, the return on the Share Portfolio was 13.7 per cent.

"Although market conditions still are challenging for several of Orkla's business areas we are not satisfied with the Group's overall financial results. However, the wide-ranging measures that have been implemented are producing results. We must nevertheless assess the need for further action on an ongoing basis. Orkla's financial position is robust, and the Group is well positioned thanks to its forward-looking portfolio of companies," affirms President and CEO Dag J. Opedal.

Orkla's second-quarter operating revenues totalled NOK 13.7 billion, down from NOK 16.9 billion in 2008. One of the main reasons for the drop is the significant decline in demand experienced by Sapa in several markets, particularly in the automotive and building industries. Volume has fallen around 35 per cent, compared with last year. Nevertheless, Orkla Aluminium Solutions (Sapa) is delivering on its targets in terms of both costs and cash flow.

A fire in Elkem Solar's new plant will delay the ramp-up of production capacity by 2-3 months.

Pre-tax profit for the second quarter amounted to NOK 282 million (NOK 2.5 billion in 2008). Net interest-bearing liabilities are at approximately the same level as at the start of the year, and the equity ratio has increased to 50 per cent. Orkla's Financial Investments division reported a half-year return of 13.7 per cent, compared with 16.7 per cent for the Morgan Stanley Nordic Index and 25.2 per cent for the Oslo Stock Exchange Benchmark Index.

On 31 July it was announced that Sapa has taken over the aluminium extrusion company Indalex, with 1,400 employees and total sales in 2008 of USD 900 million. This acquisition significantly strengthens Sapa's operations in North America, and with a market share of around 30 per cent, Sapa is now clearly the largest aluminium extrusion company in the USA.

---

[1] Operating profit (EBITA): Before amortisation, restructuring and significant impairments

THE GROUP'S CONDENSED INCOME STATEMENT

	1.1. – 30.6.		1.1. – 31.12.	1.4. – 30.6.	
Amounts in NOK million	**2009**	2008	2008	**2009**	2008
Operating revenues	**27,100**	33,183	65,579	**13,652**	16,851
Operating expenditures	**(25,328)**	(29,998)	(59,336)	**(12,731)**	(15,178)
Depreciation and impairment charges on tangible assets	**(1,205)**	(969)	(2,003)	**(587)**	(486)
Amortisation of intangible assets	**(100)**	(105)	(228)	**(50)**	(53)
Write-down of inventory in Sapa Profiles	**-**	-	(372)	**-**	-
Restructuring and significant impairments	**(10)**	(34)	(1,282)	**(10)**	(34)
Operating profit	**457**	2,077	2,358	**274**	1,100
Profit/loss from associates	**(75)**	1,332	2,189	**(210)**	1,153
Dividends	**225**	399	473	**180**	311
Gains, losses and write-downs in the Share Portfolio	**(87)**	(183)	(6,043)	**228**	112
Financial items, net	**(553)**	(326)	(992)	**(190)**	(223)
Profit/loss before taxes	**(33)**	3,299	(2,015)	**282**	2,453
Tax expenses	**(79)**	(687)	(895)	**(39)**	(503)
Profit/loss for the period for continued operations	**(112)**	2,612	(2,910)	**243**	1,950
Gains/profit discontinued operations	**993**	57	(55)	**0**	32
Profit/loss for the period	**881**	2,669	(2,965)	**243**	1,982
Minority interest's share of the profit/loss for the period	**(82)**	130	(137)	**(12)**	78
Majority interest's share of the profit/loss for the period	**963**	2,539	(2,828)	**255**	1,904
Profit/loss before taxes, the Industry division	**(87)**	2,871	3,356	**(123)**	1,916
Profit/loss before taxes, Orkla Financial Investments	**54**	428	(5,371)	**405**	537

EARNINGS PER SHARE

	1.1. – 30.6.		1.1. – 31.12.	1.4. – 30.6.	
Amounts in NOK million	**2009**	2008	2008	**2009**	2008
Earnings per share	**0.9**	2.5	(2.8)	**0.3**	1.9
Earnings per share (diluted)	**0.9**	2.5	(2.8)	**0.3**	1.9
Earnings per share (diluted)[1]	**0.1**	2.5	(1.1)	**0.3**	1.9

[1] Excl. amortisation, write-down of inventory in Sapa Profiles in 2008, restructuring, significant impairments and discontinued operations.

ORKLA

Second quarter results 2009

12 August 2009





Agenda

- Highlights and financial performance
  CEO Dag J. Opedal

- Orkla Aluminium Solutions and Orkla Materials
  EVP Bjørn Wiggen

ORKLA

Comprehensive action plans in an economic downturn

- Weak international economic cycle continues to hamper EBITA for the Orkla Group
- Significant contribution from comprehensive action plans throughout the group
  - Cash flow from operations NOK 1.5 billion
  - Labour force reduced by approx. 4 000
  - Restructuring and divestments
- Acquisition of Indalex gives Orkla Aluminium Solutions a strong no 1 position in the US extrusion market

Highlights Q2-09

- Profit growth for Orkla Brands
- Orkla Aluminium Solutions delivering on cost and cash flow targets
- Weakening market conditions for silicon-related operations in Elkem
- Delay in ramp-up schedule for Elkem Solar due to a fire in the solar plant in July
- Pick-up in the equity markets for the Share Portfolio

EBITA performance from Q2-08 to Q2-09


1187
52
-198
-78
-63
-512
-25
-29
334
Q2-08
Orkla Brands
Elkem ex. Solar
Elkem Solar
Borregaard
Orkla Aluminium Solutions
Orkla Financial Investments
Other
Q2-09

All figures in NOK million

ORKLA

Improved cash flow from operations


1106
483
-260
205
42
-91
1 485
H1-08
Orkla Brands
Orkla Aluminium Solutions
Elkem
Borregaard
Other
H2-09

All figures in NOK million

* Cash flow from operations: Operating profit, amortisation, net replacement expenditures, change in net working capital

ORKLA

Conversion from EBITA to cash flow

Orkla Industry division Q2-09



313
625
-305
638
1 271
Operating profit Q2-09
Amortisation, depreciation and impairments charges
Net replacement expenditures
Changes in net working capital
Cash flow from operations Q2-09

All figures in NOK million

ORKLA

Conversion from EBITA to cash flow by business area



EBITA H1-09
Cash flow from operations H1-09
1160
1104
-490
193
132
417
653
1485
Orkla Brands
Orkla Aluminium Solutions
Orkla Materials
Orkla Industry division

All figures in NOK million

ORKLA

Cash flow from operations, by business area


1104
621
453
193
170
417
1106
1485
Orkla Brands
Orkla Aluminium Solutions
Orkla Materials
Orkla Industry division
H1-08
H1-09

All figures in NOK million

ORKLA

Key figures for the Orkla Group

in NOK million

	Q2 2009	Q2 2008	H1 2009	H1 2008
Operating revenues	13 652	16 851	27 100	33 183
EBITA*	334	1 187	567	2 216
Profit/loss before tax	282	2453	-33	3 299
Net profit	243	1982	881	2 669
Cash flow from industrial operations	1 271	267	1 485	1 106
Net cash flow	-1 091	-4 380	-1 592	-6 655

	30.6 2009	31.12 2008
Net interest-bearing liabilities	27 903	27 424
Equity ratio (%)	50.0 %	47.7 %
Net gearing	0.59	0.55

* Earnings before amortisation, restructuring and significant impairments

ORKLA

Market update
- in line with statements on Orkla Investor Day 17 June

- Macro horizon uncertain
- Orkla prepared for a continued challenging outlook
- Q3-09:
  - Relatively stable in Orkla Brands, Jotun and hydropower
  - Sales volumes at Orkla Aluminium Solutions seem to be bottoming out at a very low level (seasonally low volumes in Q3)
  - Declining volume and low capacity utilisation for Elkem's silicon-related operations
  - Challenging market conditions and low visibility for the solar sector

ORKLA

Summing up

- Weak EBITA for the group as a whole, satisfactory results for Orkla Brands, Jotun and hydropower
- Comprehensive action plan in all business areas
- Control of operations and cash flow
- Future-oriented business portfolio

ORKLA

Q2 update by business area



ORKLA

Profit growth for Orkla Brands

- Satisfactory Q2 results
- Weak market trend
  - Pressure on top line
- Improved performance for Orkla Brands International in Russia
- Structural changes
  - Sale of Kotlin/Elbro

Orkla Brands
in NOK million

1 Apr - 30 Jun	2009	2008	Change
Revenues			
Orkla Brands	**5 663**	**5 650**	0 %
Orkla Foods Nordic	2 436	2 436	0 %
Orkla Brands Nordic	1 877	1 880	0 %
Orkla Brands International	460	525	-12 %
Orkla Food Ingredients	972	880	10 %
Eliminations	- 82	- 71	
EBITA			
Orkla Brands	**638**	**586**	9 %
Orkla Foods Nordic	279	262	6 %
Orkla Brands Nordic	295	304	-3 %
Orkla Brands International	4	- 30	
Orkla Food Ingredients	60	50	20 %
EBITA margin	**11,3 %**	**10,4 %**	

ORKLA

Orkla Associates

REC
in NOK million

1 Apr - 30 Jun	2009	2008	Change
Revenues	2 308	2 121	9 %
EBITDA	218	889	-75 %
EBIT	- 97	716	
Profit before tax	- 721	708	

- Revenue growth of 9 % from Q2-08
- Operating profit negatively affected by temporarily reduced production due to weaker markets and large one-off effects
- EBITDA margin of 9 %

Jotun
in NOK million

1 Jan - 30 Apr	2009	2008	Change
Revenues	3 736	3 159	18 %
EBIT	339	363	-7 %
Profit before tax	306	335	-9 %

- Weak markets in certain segments decreased EBIT compared with last year
- Top line growth of 18 % mainly due to currency effects

ORKLA

Orkla Financial Investments

Share Portfolio – pick-up in equity markets


■ Portfolio ■ MSCI Nordic ■ OSEBX ■ S&P 500
2009
2007-2009
13,7 %
16,7 %
25,2 %
3,2 %
-5,4 %
-6,1 %
-9,1 %
-8,2 %

ORKLA

Share Portfolio – supporting industrial expansion

- Net sold NOK 1.9 billion as of Q2 2009 to acquire strategic assets (REC and Indalex)

Key figures *in NOK million*

NOK million	30 Jun 09	31 Dec 08	Change 09
Market value portfolio	10 113	11 426	-1 313
Share of portfolio invested			
- outside Norway	56 %	54 %	2 % pts
- in listed companies	78 %	76 %	2 % pts

ORKLA



Orkla Aluminium Solutions

EVP Bjørn Wiggen

ORKLA

Delivering on cost and cash flow targets

- Historically weak markets - stabilising at low levels

- Negative EBITA, but delivering on the action plan
  - Cash flow positive, NOK 193 million in H1-09
  - Labour force reduced by 2 800 employees
  - Position strengthened in the US through the acquisition of Indalex



Year on year the market continues to decline - still, the last three quarters have been stable

US Extrusion - Apparent Consumption


Thousand Tons
400
350
300
250
200
150
100
341
316
202
-36%
-7%
342
308
198
-10%
318
293
-8%
276
207
-23%
Q1
Q2
Q3
Q4

- 2007 full year consumption -14%
- 2008 full year consumption -13%

European Extrusion - Apparent Consumption


Thousand Tons
850
800
750
700
650
600
550
500
450
790
762
531
-31%
-4%
810
764
552
-6%
743
676
-9%
726
537
-26%
Q1
Q2
Q3
Q4

- 2007 full year consumption +3%
- 2008 full year consumption -12%

2007 2008 2009

ORKLA

Source: European Aluminium Association, Aluminum Association, CRU Monitor

Weak, but stabilising markets

- Volumes in Profiles down 36 % from Q2-08, however more stable markets throughout H1
- Cash flow from operations NOK 193 million
- Heat Transfer's order intake increased towards the end of the quarter
- Weakening demand for Building System
  - Margins maintained

Orkla Aluminium Solutions
in NOK million

Revenues	Q2 2009	Q1 2009	Q2 2008	Change Q2-Q2
Orkla Aluminium Soluti	4 904	4 883	7 542	-35 %
Sapa Profiles	3 532	3 780	5 922	-40 %
Sapa HT and BS	1 558	1 290	1 883	-17 %
Eliminations	- 186	- 187	- 263	
EBITA				
Orkla Aluminium Soluti	- 148	- 342	364	
Sapa Profiles	- 206	- 313	208	
Sapa HT and BS	58	- 29	156	
EBITA margin	-3,0 %	-7,0 %	4,8 %	

ORKLA

Short-time outlook

- Target maintained – underlying operations in ongoing businesses to be cash neutral in 2009
- Profiles: volumes expected to be low in Q3 due to summer shutdown in August
- Sapa Building System held up relatively well in H1-09, second half of the year less promising
- Sapa Heat Transfer impacted by the downturn in the global automotive market, but more positive outlook for H2

ORKLA

Long-term targets remain firm: EBITA margin 5-6 % and ROCE of 15-18 % over a business cycle


Profiles
6 %
5 %
4 %
3 %
2 %
1 %
0 %
3,1
3,0
2,8
4,1%
3,1%
0,5%
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
2006
2007
2008
Building System
15 %
10 %
5 %
0 %
2,9
3,0
2,9
4,8%
7,0%
8,4%
2006
2007
2008
Heat Transfer
15 %
10 %
5 %
0 %
2,6
3,2
2,5
8,8%
10,5%
9,4%
2006
2007
2008
EBITA-margin
Capital Turnover Rate

ORKLA

Indalex acquisition - a unique opportunity for Sapa

- Sapa's agreement to acquire Indalex completed on 31 July
- Opportunity to speed up the development of US extrusion demand through the creation of a strong solution provider
- Increased geographical coverage in Canada, as well as in the north-western and eastern US
- Opportunity to realise synergies in the Sapa NA operation within plant footprint, procurement, above plant costs/shared services and best practice sharing

ORKLA

Sapa has paid USD 95 million for a business with revenues of USD 900 million in 2008

- The acquisition gives Sapa a strong no 1 position in the US (market share of 30 %)
- Deal includes 11 plants and 2 cast houses with a total capacity of 315 000 tonnes per year (2008 sales: 200,000 tonnes)
- Only key personnel included in deal, work force will be re-hired
- Undertaken to divest minor part of the business

ORKLA

Indalex acquisition adds 11 plants with 315 ktonnes capacity


Vancouver
Calgary
Portland
Yankton
Spanish Fork
City of Industry
Parsons
Morris
Connersville
Magnolia
Delhi
Gainesville
Elkhart
Indalloy
Toronto
Montreal
Mountaintop
Cressona
Burlington
Catawba
Sapa
Indalex

ORKLA



Orkla Materials

ORKLA

Elkem: Weak markets for silicon-related products

- Slowdown in demand for silicon-related products as expected
  - Prices continued to fall
- Low production, but improved trading results and higher prices for the energy operations
- Cost reduction project implemented with annual effect of NOK 180 million
- Capacity utilisation within Silicon related excl. Solar reduced from 70 % in Q1 to 55 % in Q2

Elkem
in NOK million

1 Apr - 30 Jun	2009	2008	Change
Revenues			
Elkem	1 883	2 195	-14 %
Energy	424	420	1 %
Silicon-related	1 587	2 042	-22 %
Eliminations	- 128	- 267	
EBITA			
Elkem	- 109	167	
Energy	85	78	9 %
Silicon-related ex. Elkem	- 31	174	
Elkem Solar	- 163	- 85	
EBITA margin	-5,8 %	7,6 %	

ORKLA

Update on Elkem Solar

- Fire at plant, no major damage to critical equipment
- Consequently the ramp-up schedule will be delayed by 2-3 months
- Estimated production for 2009: 500-800 MT


Elkem
Solar

ORKLA

Borregaard: Continued soft markets in Q2

- Weaker markets for key product segments
  - Volume decline for core products for the construction sector
  - Price level largely maintained
- Cost efficiency programme "New Sarpsborg site 2010" on track
- Stronger USD & EUR and declining raw material prices

Borregaard
in NOK million

Revenues	Q2 2009	Q1 2009	Q2 2008	Change Q2-Q2
Borregaard	**958**	**988**	**1 249**	-23 %
Energy	57	48	43	33 %
Chemicals	931	987	1 249	-25 %
Eliminations	- 30	- 47	- 43	

EBITA	Q2 2009	Q1 2009	Q2 2008	Change Q2-Q2
Borregaard	**77**	**48**	**140**	-45 %
Energy	35	10	40	-13 %
Chemicals	42	38	100	-58 %
EBITA margin	**8,0 %**	**4,9 %**	**11,2 %**	

ORKLA



Coming events

30 October 2009 – Q3 2009

ORKLA

ORKLA

ORKLA

Appendix

ORKLA

Group income statement

Key figures *in NOK million*

	Q2 2009	Q2 2008	Change	H1 2009	H1 2008	Change
Operating revenues	**13 652**	**16 851**	-19 %	**27 100**	**33 183**	-18 %
EBITA*	**334**	**1 187**	-72 %	**567**	**2 216**	-74 %
Amortisation intangibles	-50	-53		-100	-105	
Restructuring and significant impairment	-10	-34		-10	-34	
EBIT	**274**	**1 100**		**457**	**2 077**	
Associates	-210	1 153		-75	1 332	
Dividends	180	311		225	399	
Gains and losses/write-downs Share Portfolio	228	112		-87	-183	
Net financial items	-190	-223		-553	-326	
Profit before tax	**282**	**2 453**		**-33**	**3 299**	
Tax expenses	-39	-503		-79	-687	
Profit for the period continuing operations	**243**	**1 950**		**-112**	**2 612**	
Discontinued operations	**0**	**32**		**993**	**57**	
Profit for the period	**243**	**1 982**		**881**	**2 669**	
Minority interests' share of the profit/loss for the period	-12	78		-82	130	
Majority interests' share of the profit/loss for the period	255	1 904		963	2 539	
Earnings per share diluted, adjusted (NOK)**	0.3	1.9		0.1	2.5	

* Operating profit before amortisation, restructuring and significant impairment charges

** Excluding amortisation, restructuring and significant impairment and discontinued operations

ORKLA

Cash flow as of 30 June 2009

Key figures *in NOK million*

	30.6.2009	30.6.2008
Industry division:		
Operating profit	543	2 106
Amortisations, depreciations and write-downs	1 283	1 081
Changes in net working capital	289	-1 189
Net replacement expenditure	- 630	- 892
Cash flow from operations	**1 485**	**1 106**
Financial items, net	- 805	- 650
Cash flow from Industry division	**680**	**456**
Cash flow from Financial Investments	**602**	**518**
Taxes paid and miscellaneous	-1 451	-1 153
Cash flow before capital transactions	**- 169**	**- 179**
Dividends paid and share buybacks	-2 169	-2 855
Cash flow before expansion	**-2 338**	**-3 034**
Net expansion	-1 184	-2 858
Net purchases/sales portfolio investments	1 930	- 763
Net cash flow	**-1 592**	**-6 655**
Currency translation net interest-bearing liabilitie	1 113	- 7
Change in net interest-bearing liabilities	**479**	**6 662**
Net interest-bearing liabilitites	**27 903**	**22 840**

ORKLA

Balance sheet as of 30 June 2009

Key figures *in NOK million*

	30.6.2009	31.12.2008
Intangible assets	17 780	17 301
Property, plant and equipment	25 734	26 368
Financial non-current assets	17 538	18 331
Non-Current assets	**61 052**	**62 000**
Assets in discontinued operations	-	3 148
Inventories	8 029	9 564
Receivables	11 465	14 331
Share Portfolio etc.	10 155	11 445
Cash and cash equivalents	3 704	4 438
Current assets	**33 353**	**39 778**
Total assets	**94 405**	**104 926**
Paid-in equity	1 993	1 993
Earned equity	44 808	45 390
Minority interests	392	2 686
Equity	**47 193**	**50 069**
Provisions	4 699	5 233
Non-current interest-bearing liabilities	28 329	29 598
Current interest-bearing liabilities	3 702	3 654
Liabilities in discontinued operations	0	665
Other current liabilities	10 482	15 707
Equity and liabilities	**94 405**	**104 926**
Equity to total assets ratio	50.0%	47.7%
Net gearing	0.59	0.55

ORKLA

Currency translation effects

in NOK million

Revenues	Q2-09	H1-09
Orkla Brands	70	140
Orkla Aluminium Solutions	359	866
Elkem	77	145
Borregaard	41	92
Total	**547**	**1 243**

EBITA	Q2-09	H1-09
Orkla Brands	8	11
Orkla Aluminium Solutions	3	-43
Elkem	4	9
Borregaard	3	3
Total	**18**	**-20**

Largest holdings in the Share Portfolio

Market value *in NOK million*

per 30 Jun 2009

Principal holdings	Industry	Market value	Share of portfolio (%)	Share of equity (%)
Tomra Systems	Industry	554	5 %	15,5 %
Rieber & Søn	Food	522	5 %	15,6 %
Elekta B	Medicine-Technology	323	3 %	3,7 %
Amer Sports	Consumer Goods	314	3 %	6,0 %
Hennes & Mauritz AB-B SHS	Retailing	292	3 %	0,1 %
Nokia A	Telecommunication	282	3 %	0,1 %
Network Norway AS	Telecommunication	282	3 %	26,2 %
AstraZeneca SEK	Medicine-Technology	256	3 %	0,1 %
Tandberg	Video-Conference	238	2 %	1,9 %
Kongsberg Gruppen	Industry	233	2 %	2,5 %
Total principal holdings		3 296	32,6 %	
Market value of entire portfolio		**10 113**		

Financial items

ORKLA

Net financial items

Key figures *in NOK million*

1 Apr-30 Jun	2009	2008	Full year 2008
Net interest expenses	-183	-187	-977
Currency gain/loss	11	-35	-49
Other financial items, net*	-18	-1	34
Net financial items	**-190**	**-223**	**-992**

ORKLA

Debt maturity profile



NOK million
Average maturity
4.3 years
12 000
10 000
8 000
6 000
4 000
2 000
0
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019-
■ Drawn amounts ■ Unutilised credit facilities

ORKLA

Net gearing 0.59 per Q2-09



NOK billion
Net gearing
60
54
48
42
36
30
24
18
12
6
0
-6
1,4
1,2
1,0
0,8
0,6
0,4
0,2
0,0
-0,2
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Q2 09
Equity
Net interest-bearing liabilities
Net gearing

ORKLA

Funding Sources


Unutilised credit facilities 27 %
Bonds and CP 27 %
10.7
18.5
Banks 46 %

Figures in NOK billion

ORKLA

"Exemptions No. 82-3998"

Orkla
First Half 2009



ORKLA

Contents

THE FIRST HALF IN BRIEF

- Due in part to the weak global economy, Orkla's operating profit (EBITA) for the first half-year ended at NOK 567 million (NOK 2,216 million)[1]. EBITA for the second quarter alone was NOK 334 million (NOK 1,187 million)[1].
- Profit before tax in the first half-year totalled NOK -33 million (NOK 3,299 million)[1], while for the second quarter alone it amounted to NOK 282 million (NOK 2,453 million)[1].
- Reductions in working capital helped to improve cash flow in the second quarter. Cash flow from operations at the end of the first half-year was NOK 1,485 million (NOK 1,106 million)[1].
- Orkla Brands reported a good first half with continued profit improvement. EBITA for the first half-year was NOK 1,160 million (NOK 1,078 million)[1].
- Orkla Aluminium Solutions has been strongly impacted by the weak economic conditions in the USA and Europe, resulting in a 35 % decline in volume compared with the second quarter of 2008. However, volume performance was relatively stable through the first half of 2009 and, partly due to the implementation of cost-cutting measures, the deficit in the second quarter alone was significantly lower than in the first quarter.
- For Orkla Materials, as expected, the market for the silicon-related businesses in Elkem weakened through the second quarter. A negative contribution to profit in the start-up phase of Elkem Solar was a further reason for Elkem's lacklustre first-half results.
- In Orkla Associates, REC reported EBITDA of NOK 745 million (NOK 1,631 million)[1] for the first half-year. Jotun's results were affected by somewhat slower activity in certain market segments, but profit performance is still satisfactory.
- In Orkla Financial Investments, realised portfolio gains were offset by accounting write-downs, and the net contribution to profit by portfolio investments in the first half-year was NOK -87 million.
- At the end of the first half-year, the return on the Share Portfolio was 13.7 %, compared with 16.7 % for the Morgan Stanley Nordic Index (25.2 % for the Oslo Stock Exchange Benchmark Index).
- Orkla Aluminium Solutions' agreement to purchase the US company Indalex was finally completed on 31 July.
- In July a small fire broke out at one of Elkem Solar's processing plants. It caused no personal injuries or serious damage to critical processing equipment, but repairs will delay Elkem Solar's ramp-up plans by 2-3 months.

[1] The figures in brackets refer to the corresponding period of the previous year.

KEY FIGURES FOR THE ORKLA GROUP

	1.1. – 30.6.		1.1. – 31.12.	1.4. – 30.6.	
Amounts in NOK million	**2009**	2008	2008	**2009**	2008
Operating revenues	**27,100**	33,183	65,579	**13,652**	16,851
Adjusted EBITA[1]	**567**	2,216	4,240	**334**	1,187
Profit/loss before taxes	**(33)**	3,299	(2,015)	**282**	2,453
Earnings per share diluted (NOK)	**0.9**	2.5	(2.8)	**0.3**	1.9
Cash flow from operating activites	**1,485**	1,106	2,642	**1,271**	267
Net interest-bearing liabilities	**27,903**	22,840	27,424		
Equity ratio (%)	**50.0**	52.6	47.7		
Net gearing[2]	**0.59**	0.43	0.55		


OPERATING REVENUES
NOK million
20 000
16 000
12 000
8 000
4 000
0
13 652
1Q 2Q 3Q 4Q
2008
1Q 2Q
2009


EBITA[1]
NOK million
1 500
1 200
900
600
300
0
334
1Q 2Q 3Q 4Q
2008
1Q 2Q
2009

[1] Earnings before amortisation, write-down in Sapa Profiles in 2008, restructuring and significant impairments.
[2] (Net interest-bearing liabilities)/(Equity)

THE GROUP

Orkla's first-half operating revenues totalled NOK 27,100 million (NOK 33,183 million)[1], while operating revenues for the second quarter alone were NOK 13,652 million (NOK 16,851 million)[1]. The decline was largely driven by low demand in Orkla Aluminium Solutions and slower markets for Orkla Materials.

The Norwegian krone was significantly weaker in the first half of 2009 than in the same period of last year, against both the USD and euro-related currencies. This has resulted in positive currency translation effects on operating revenues, amounting to around NOK 1.2 billion in the first half-year and around NOK 550 million in the second quarter.

The Group's EBITA for the second quarter was NOK 334 million (NOK 1,187 million)[1], while first-half EBITA was NOK 567 million (NOK 2,216 million)[1]. Orkla Brands reported a satisfactory profit performance and underlying[2] profit growth in both the second quarter and the first half-year. Orkla Aluminium Solutions saw sales volumes level off at low levels in the first half-year. The implementation of cost-cutting measures had a positive effect, but first-half profit was negative at NOK -490 million (NOK 707 million)[1]. Orkla Materials posted profit of NOK 132 million (NOK 589 million)[1] for the first half-year. The decline in profit is primarily ascribable to weak markets for the silicon-related businesses resulting in around 55 % capacity utilisation in the second quarter, and to the start-up of Elkem Solar. For the Group as a whole, EBITA was affected by currency translation effects totalling NOK -20 million in the first half-year, and NOK +18 million in the second quarter alone.

Orkla's share in REC (39.73 %) and Jotun (42.5 %) are presented according to the equity method on the line for associates. The contribution from associates to Group profit in the first half-year totaled NOK -75 million (NOK 1,332 million)[1], while the contribution in the second quarter amounted to NOK -210 million (NOK 1,153 million)[1]. Of the total amount, REC's contribution to Orkla's profit in the first half of 2009 accounted for NOK -115 million (NOK 280 million)[1] of which NOK -272 million (NOK 196 million)[1] is the second-quarter contribution. Associates' contribution to profit in 2008 was positively affected by the NOK 830 million gain on the sale of Orkla's interest in Hjemmet Mortensen.

At the end of the first half-year, the return on the Share Portfolio was 13.7 %, compared with 16.7 % for the Morgan Stanley Nordic Index (25.2 % for the Oslo Stock Exchange Benchmark Index). In accordance with IFRS, portfolio investments were written down by NOK 1,070 million in the first half-year, whereof write-downs of NOK 254 million in the second quarter. First-half gains realised on the portfolio total NOK 470 million, whereof NOK 460 million in the second quarter. Gains, losses and write-downs on the Share Portfolio thus ended at NOK -87 million (NOK -183 million) for the first half-year. For the second quarter alone, the contribution to profit was NOK 228 million (NOK 112 million)[1]. Dividends received in the second quarter totalled NOK 179 million (NOK 310 million)[1], and for the first half-year NOK 224 million (NOK 397 million)[1].

Orkla's first-half earnings per share, diluted, were NOK 0.9 (NOK 2.5)[1]. The tax charge for the first half-year is estimated to be NOK 79 million.

Strong focus on increasing capital efficiency helped to improve cash flow from operations through the second quarter, and cash flow from operations for the first half of 2009 totalled NOK 1,485 million, compared with NOK 1,106 million in the same period last year. Net interest-bearing liabilities were at the same level as at the end of 2008.

Orkla Aluminium Solutions' agreement to purchase the US company Indalex was finally completed on 31 July. Under the agreement Sapa will take over Indalex' 11 active production plants in the USA and Canada, with 29 presses and a total capacity of about 315,000 tonnes per year. Indalex' sales in 2008 totalled abouyt 200,000 tonnes, which represents operating revenues of over USD 900 million. Indalex has around 1,400 employees.

THE BUSINESS AREAS

ORKLA BRANDS

	1.1. - 30.6.		1.1. - 31.12.	1.4. - 30.6.	
Amounts in NOK million	2009	2008	2008	2009	2008
Operating revenues	11,061	11,011	23,398	5,663	5,650
EBITA[1]	1,160	1,078	2,590	638	586
Operating margin (%)	10.5	9.8	11.1	11.3	10.4
Cash flow from operations before net replacement expenditures	1,369	863	2,984	778	365
Net replacement expenditures	265	242	633	128	106
Expansion investments	84	47	214	62	39

[1] Before amortisation, restructuring and significant impairments.

- Satisfactory results and underlying[2] profit growth, but volume growth remains a challenge.
- Intensified competition in several categories.
- Higher purchasing costs due to the weak NOK and SEK.

Orkla Brands posted first-half operating revenues of NOK 11,061 million (NOK 11,011 million)[1]. In the second quarter alone, operating revenues were NOK 5,663 million (NOK 5,650 million)[1]. Volume growth was weak in the first half-year, but slightly better for the second quarter. So far this year, growth on the Nordic grocery markets has been more sluggish than in the same period of last year. The decline is more apparent for the catering and export businesses. This, combined with some loss of market share, explains the weak sales performance.

First-half EBITA was NOK 1,160 million (NOK 1,078 million)[1]. Underlying[2] profit growth was around 4 %. Cost improvements in all parts of the value chain and somewhat lower advertising investments, partially as a consequence of lower advertising prices, contributed positively. Orkla Brands International achieved the greatest profit growth, driven by reduced costs and increased margins in Russia. Orkla Brands Nordic reported lower profit, primarily due to weaker results from Lilleborg.

[2] Excluding acquisitions, divestments and currency translation effects.

Orkla Brands is still experiencing higher raw material costs, driven by both prices and currency rates. International raw material markets continue to be affected by considerable uncertainty, but there are clear signs of rising prices. Internationally, the price of grain, vegetable oils and sugar rose in the second quarter, while Norwegian raw material prices continue to climb as a result of both last year's and this year's collective wage agreement for the agriculture sector.

Second-quarter EBITA was NOK 638 million (NOK 586 million)[1]. Profit was negatively impacted by the timing of Easter and underlying[2] growth is therefore stronger than in the first quarter. The main launches in the quarter were Smash (large chocolate bar, Nidar), Sunsilk Minerals (hair care, Lilleborg) and Grandiosa Ekstra Tynn (pizza, Stabburet).

The divestment of the Polish food companies Kotlin and Elbro was completed on 1 July 2009. The companies' annual sales total more than NOK 200 million. As a consequence, NOK 10 million has been recognised under "restructuring and significant impairment charges" in the second quarter.

Orkla Foods Nordic

Orkla Foods Nordic posted first-half operating revenues of NOK 4,719 million (NOK 4,729 million)[1]. In the second quarter alone, operating revenues totalled NOK 2,436 million (NOK 2,436 million)[1]. In the first half-year, there has been an underlying[2] decline of approximately 1 %, while the second quarter was on a par with last year. First-half EBITA was NOK 450 million (NOK 422 million)[1], while EBITA for the second quarter was NOK 279 million (NOK 262 million)[1]. Underlying[2] profit was on a par with last year, both in the first half-year and in the second quarter.

For Stabburet, a good launch programme contributed to improved performance in the first half-year. Successful launches and efficiency improvement gains helped to spur continued progress in Finland. In Sweden, Abba reported profit improvement, while Procordia experienced a decline. Purchasing costs in Sweden increased significantly due to the weaker Swedish krone. Slower volume growth weakened results for Bakers. Beauvais reported slightly weaker results than last year.

Orkla Brands Nordic

Orkla Brands Nordic reported first-half operating revenues of NOK 3,747 million (NOK 3,739 million)[1], which underlying[2] is on a par with last year. EBITA ended at NOK 622 million (NOK 631 million)[1], an underlying[2] decline of 5 %. Second-quarter operating revenues totalled NOK 1,877 million (NOK 1,880 million)[1], an underlying[2] decline of 1 %. EBITA in the second quarter was NOK 295 million (NOK 304 million)[1].

The decline in first-half profit was primarily related to Lilleborg, which experienced declining volumes in several product categories. Nidar achieved profit improvement as a result of good sales growth. The weak NOK and SEK led to higher purchasing costs, and the price increases that were implemented were not sufficient to fully compensate these cost increases.

Orkla Brands International

Orkla Brands International reported first-half operating revenues of NOK 890 million (NOK 1,051 million)[1]. For the second quarter alone, operating revenues were NOK 460 million (NOK 525 million)[1]. Underlying[2] sales growth in the first half-year was 1 %, while sales grew by 3 % in the second quarter. First-half EBITA was NOK 1 million (NOK -57 million)[1]. The underlying[2] improvement in profit was close to NOK 50 million, of which around half was related to the second quarter.

Krupskaya, MTR Foods and Felix Austria reported improved sales, while SladCo experienced weaker volume growth. The improvement in profit was primarily achieved in Russia, at SladCo through cost cuts and lower advertising investments and at Krupskaya through higher sales and reduced costs.

Orkla Food Ingredients

Orkla Food Ingredients posted first-half operating revenues of NOK 1,870 million (NOK 1,660 million)[1], which underlying[2] were on a par with last year. First-half EBITA was NOK 87 million (NOK 82 million)[1], an underlying[2] increase in profit of 16 %. Operating revenues for the second quarter totalled NOK 972 million (NOK 880 million)[1], underlying[2] on a par with last year. Second-quarter EBITA was NOK 60 million (NOK 50 million)[1], an underlying[2] increase in profit of 27 %.

Orkla Food Ingredients' businesses in Scandinavia generally reported a satisfactory performance. Despite difficult market conditions in Eastern Europe on account of currencies weakening against the EUR/USD and a general decline in demand, many of the businesses maintained their market position and earnings.

ORKLA ALUMINIUM SOLUTIONS

	1.1. - 30.6.		1.1. - 31.12.	1.4. - 30.6.	
Amounts in NOK million	**2009**	**2008**	**2008**	**2009**	**2008**
Operating revenues	**9,787**	14,974	27,809	**4,904**	7,542
EBITA[1]	**(490)**	707	697	**(148)**	364
Operating margin (%)	**(5.0)**	4.7	2.5	**(3.0)**	4.8
Cash flow from operations before net replacement expenditures	**382**	819	765	**368**	148
Net replacement expenditures	**189**	366	950	**110**	281
Expansion investments	**196**	193	547	**85**	98

[1] Earnings before amortisation, write-down of inventory in Sapa Profiles in 2008, restructuring and significant impairments.

- Weak, but more stable markets.
- Enhanced action plan to stay cash neutral in underlying business through 2009.
- Heat Transfer's order intake increased towards the end of the second quarter.
- Indalex acquisition closed 31 July 2009.

Sapa had a weak start to the year and volumes have since been stable at a low level with operating revenues totaling NOK 9,787 million (NOK 14,974 million)[1] in the first half of the year. EBITA ended at NOK -490 million (NOK 707 million)[1].

Sapa's markets have been very challenging in the first half of the year. Volumes fell sharply in the end of 2008 but have been

relatively stable during the first half of 2009, however on a low level. Especially Profiles experience a sharp decline compared to last year, and volumes in the first half of 2009 were 38 % lower than the same period last year. As lead times from extrusion producers have gone down to minimum levels, customers are able to continue to maintain stocks at minimum levels. In Building System and Heat Transfer, volumes have been falling more moderately.

The North European region had a better volume development than the other regions in 2008, but had a negative trend through the first half of 2009, with a particularly weak development in the UK. On the positive side are signs that customers seem to finish their de-stocking and shift reductions. However, no broad recovery is predicted in the near future. The Central European markets are volatile, but latest trends indicate that the destocking might be coming to an end. The competition is however, strong, with an increasing price pressure. The South European region continues to experience very difficult market conditions and is still worst hit in the Eurozone. The region is continuing its downward trend and stabilisation is expected at the earliest during the second half of 2009.

The North American extrusion market has now had year on year demand reduction for extruded aluminium for eleven quarters in a row, but sales volumes were relatively stable through the second quarter. In first half 2009, Sapa gained market share following the turmoil among competitors. The acquisition of Indalex was completed on July 31st, further strengthening Sapas presence in the North American market.

Continued growth is expected for the Chinese economy in general and the Chinese GDP is expected to increase by about 8 % in 2009. The Chinese automotive segment experiences increased growth, and passenger vehicle sales have increased four months in a row, with June up 48 % on June 2008.

Sapa Profiles

Sapa Profiles' EBITA was a negative NOK -519 million, compared with NOK 408 million in H1 2008, and sales volumes reached 246,000 tonnes. The volume is 38 % lower than the same period last year. EBITA for the second quarter alone was NOK -206 million (NOK 208 million)[1]. Sales volume was slightly higher in second quarter than in first quarter, but the main improvement in EBITA is driven by cost reductions.

Sapa Heat Transfer & Building System

Heat Transfer and Building System had a joint EBITA of NOK 29 million (NOK 299 million)[1]. Heat Transfer's order intake increased through the second quarter, which might indicate a more positive development in the second half of the year. EBITA for the second quarter alone totalled NOK 58 million (NOK 156 million)[1].

ORKLA MATERIALS

	1.1. - 30.6.		1.1. - 31.12.	1.4. - 30.6.	
Amounts in NOK million	**2009**	**2008**	**2008**	**2009**	**2008**
Operating revenues	**5,658**	6,718	13,600	**2,850**	3,439
EBITA[1]	**132**	589	1,373	**(32)**	307
Operating margin (%)	**2.3**	8.8	10.1	**(1.1)**	8.9
Cash flow from operations before net replacement expenditures	**539**	438	1,322	**473**	358
Net replacement expenditures	**122**	268	649	**40**	133
Expansion investments	**814**	1,732	3,381	**333**	1,095

[1] Before amortisation, restructuring and significant impairments.

- Weaker market conditions for the silicon-related units in the first half-year. Capacity utilisation averaged 55 % in the second quarter.
- Cost improvements of administrative and technical support functions at Elkem by 135 man-years in the second quarter.
- Profit growth for Elkem's energy business.
- Elkem Solar delivered a minor volume of high-purity silicon to customers in the first half-year. Full cost recognition including depreciation brought a negative profit contribution of NOK -322 million in the first half-year compared with project costs of NOK -162 million charged to the EBITA in the first half of 2008.
- A weaker market trend for Borregaard was partly counteracted by more favourable currency conditions and lower raw material prices. At the same time there was no profit contribution from divested and closed down businesses.

Orkla Materials posted first-half operating revenues of NOK 5,658 million (NOK 6,718 million)[1] and EBITA of NOK 132 million (NOK 589 million)[1]. In the second quarter operating revenues totalled NOK 2,850 million (NOK 3,439 million)[1] and EBITA came to NOK -32 million (NOK 307 million)[1].

Elkem

Elkem's first-half operating revenues totalled NOK 3,721 million (NOK 4,260 million)[1]. First-half EBITA was NOK 7 million compared with NOK 347 million in the same period of 2008. The silicon-related units, excluding Elkem Solar, experienced weak markets, resulting in negative profit of NOK -6 million in the period. EBITA at Elkem Solar was NOK -322 million in the first half-year, of which depreciation accounted for NOK -127 million.

The volume of silicon and ferrosilicon taken out by customers in the steel industry, the aluminium industry and the chemical market was low in the first half-year. Activity levels were further reduced from the first quarter to the second quarter, resulting in capacity closures at most of Elkem's plants in Norway. The carbon business also saw weak demand and operated at just under 50 % capacity in the first half-year. Microsilica sales to the construction industry and the steel industry were weak in the first half-year. Activity levels are adapted to the market trend on a continuous basis, and at the end of the second quarter the silicon-related units, excluding than Elkem Solar, were operating at about 50 % capacity overall.

Elkem Energy delivered significantly better profit than in the first half of 2008, mainly due to a positive EBITA from trading compared with the loss recorded in the same period last year. Trading EBITA

was positive at NOK 48 million. The merger of Elkem Fornybar Energi and Norsk Grønnkraft AS brought an accounting gain of NOK 54 million in the first quarter. Production in the half-year was 1,242 GWh compared with 1,380 GWh in the same period last year. The decline was due to a planned production increase in last year's fourth quarter prompted by price expectations, as well as lower reservoir inflow and lower snow storage levels in the period. The low production volume was offset by higher realised prices.

Elkem has implemented a wide-ranging cost improvement programme at Head Office and other support functions. Staff cuts total 135 man-years overall. A charge of NOK 25 million in this connection has been expensed in the second quarter financial statements. The staff cuts entail a reduction of NOK 180 million in the cost base which will have effect from 2010 onwards. In the first half of 2008 Elkem saw a positive one-off effect of NOK 15 million related to the sale of the calcium carbide plant at Pryor in the US.

After quarter-end a fire broke out at one of Elkem Solar's processing plants. While there were no personal injuries or serious damage to equipment, full repairs are expected to take 2-3 months. The ramp-up plan will be subject to a delay of the same duration, and delivered volume in 2009 will be lower than previously estimated.

Borregaard

Borregaard's operating revenues in the first half of 2009 amounted to NOK 1,946 million (NOK 2,465 million)[1], equivalent to an underlying[2] reduction of 5 % compared with the same period of 2008. EBITA was NOK 125 million (NOK 242 million)[1]. The chemicals business showed a decline in the first half of last year, in part because the closed down business in Switzerland made a large profit contribution in the first half of 2008. In the case of continuing business and for the energy business the profit reduction was more moderate. Second-quarter operating revenues were NOK 958 million (NOK 1,249 million)[1], an underlying[2] decline of 3 %. EBITA was NOK 77 million compared with NOK 140 million last year.

Continuing business in the speciality cellulose area posted a result on a par with the first half of 2008. A stronger US dollar, lower raw material costs and higher prices in some segments offset a weaker product mix. Profit for the lignin business was lower than last year. The sales volume declined by 26 % as a result of reduced activity and lower demand, especially for products for the building industry and for industrial applications. This was partly compensated for by cost reductions, higher selling prices and currency conditions. The fine chemicals business in Norway and Italy posted profit on a par with last year all in all. In the ingredients business, a volume decline for aroma products was offset by better prices. Although Omega 3 products continued their market growth, profits are curbed by costs related to expansion in the start-up period.

The reduced profit recorded by the energy business (NOK -20 million against last year) in the first half-year was due to lower energy production by the company as a result of smaller inflow to run-of-river hydropower plants. The market price was higher while the contribution from financial power trading declined. Two new generators went on stream at the Borregaard power plant.

ORKLA ASSOCIATES

	1.1. - 30.6.		1.1. - 31.12.	1.4. - 30.6.	
Amounts in NOK million	**2009**	2008	2008	**2009**	2008
Profit/loss from associates	**(75)**	1,332	2,189[1]	**(210)**	1,153[1]
Of which Renewable					
Energy Corporation (REC)	***(115)***	*280*	*1,217*	***(272)***	*196*

[1] Of which NOK 830 million were a profit from the sale of a 40 % share in Hjemmet Mortensen.

Orkla Associates primarily consists of investments in Renewable Energy Corporation ASA (REC) (39.73 % stake) and Jotun AS (42.5 % stake). The figures below are on a 100 % basis.

REC reported revenue of NOK 2,308 million in the second quarter 2009 (NOK 2,121 million)[1], an increase of 9 % from the second quarter 2008. For the first six months of 2009, revenue increased by 11 % to NOK 4,321 million compared with NOK 3,892 million in first half of 2008. EBITDA for the second quarter was NOK 218 million (NOK 889 million)[1], while EBITDA for first half-year was NOK 745 million in 2009 compared with NOK 1,631 million in 2008. The significant decline in EBITDA mainly relates to weaker market demand and reduced capacity utilisation in REC Solar and REC Wafer, expansion cost and negative contribution from the ramp-up of new plants, a provision in REC Solar of approximately NOK 308 million for repairs of malfunctioning junction boxes, and loss on sales and write-down of cell and module inventories.

Jotun is also affected by the economic crisis. However, there are large variations between the various business areas. The powder division was affected by the downturn at an early stage since a large portion of its products are sold to cyclically sensitive industries. Areas such as the new shipbuilding market and the real estate market have so far been little affected, although larger effects are anticipated in the period ahead. The maintenance market is traditionally somewhat less sensitive to cyclical fluctuations and is holding up relatively well. In the first four months of the year operating profit was 7 % weaker than in the same period last year. A weaker krone contributed to a relatively strong increase of 18 % in operating revenues reported in NOK.

ORKLA FINANCIAL INVESTMENTS

	1.1. - 30.6.		1.1. - 31.12.	1.4. - 30.6.	
Amounts in NOK million	**2009**	2008	2008	**2009**	2008
EBITA[1]	**(86)**	(29)	(98)	**(39)**	(14)
Dividends	**224**	397	471	**179**	310
Gains, losses and write-downs					
in the Share Portfolio	**(87)**	(183)	(6,043)	**228**	112
Other financial items	**3**	243	299	**37**	129
Profit/loss before taxes	**54**	428	(5,371)	**405**	537
Market value of the Share Portfolio	**10,113**	16,155	11,426		
Return on the Share Portfolio	**13.7**	(8.3)	(45.3)		
Unrealised gains on the					
Share Portfolio	**2,045**	2,069	847		

[1] Before amortisation, restructuring and significant impairments.

Orkla Financial Investments posted a second quarter profit before tax of NOK 405 million (NOK 537 million)[1]. The pre-tax profit for the first half-year came to NOK 54 million (NOK 428 million)[1].

At the half-year mark the Share Portfolio showed a return of 13.7 % (the Morgan Stanley Nordic Index 16.7 % and the Oslo Børs Benchmark Index 25.2 %).

The Share Portfolio's market value was NOK 10,113 million after net share sales totalling NOK 1,930 million in the first half-year. Unrealised gains came to NOK 2,045 million at the end of the quarter. Shares worth NOK 1,568 million, net, were sold in the quarter.

In the first half-year, gains, losses and write-downs on the Share Portfolio amounted to NOK -87 million (NOK -183 million)[1], while for the second quarter this figure was NOK 228 million (NOK 112 million)[1]. Write-downs under IFRS totalled NOK 1,070 million, while positive currency hedging effects came to NOK 494 million in the first half-year and realised portfolio gains came to NOK 470 million. Dividends received in the first half-year and the second quarter respectively amounted to NOK 224 million (NOK 397 million)[1] and NOK 179 million (NOK 310 million)[1].

Demanding financial markets affected Orkla Finans in the first half-year. Operating revenues totalled NOK 28 million (NOK 57 million)[1] in the second quarter and the pre-tax result was NOK -10 million (NOK -1 million)[1], while in the first half-year operating revenues were NOK 53 million (NOK 108 million)[1] and the pre-tax result was NOK -24 million (NOK -5 million)[1].

Orkla Eiendom posted a pre-tax result of NOK -18 million for the second quarter (NOK 17 million)[1]. For the first half-year the pre-tax result was NOK -73 million (NOK 30 million)[1].

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operating activities totalled NOK 1,485 million in the first half-year, NOK 379 million higher than in the same period last year. The improvement was achieved by close monitoring of the business areas' investments combined with more efficient use of working capital, which more than offset lower EBITA. The inventory reduction refers essentially to Orkla Aluminium Solutions and Orkla Materials, while Orkla Brands is still seeing price increases on some factor inputs. Financial items paid came to NOK -805 million in the first half-year compared with NOK -650 million in the same period last year.

First-half expansion investments for the Group totalled NOK 1,093 million, which is NOK 879 million lower than in the same period last year. The investments mainly relate to the completion of Elkem Solar at Fiskaa and the hydropower development at Sauda.

Net sales of portfolio investments totalled NOK 1,930 million in the first half-year as against net purchases of NOK 763 million in the same period last year. Business acquisitions came to NOK 91 million in the first half-year.

Dividends totalling NOK 2,169 million were paid in the first half of 2009.

After expansion and net sales of portfolio investments the Group had a negative net cash flow of NOK -1,592 million. However, taking into account positive currency translation effects, the Group's net interest-bearing liabilities increased by NOK 479 million. The bulk of the interest-bearing liabilities carries floating interest rates and is distributed on NOK, SEK, EUR, DKK and USD. The average borrowing rate in the first half-year was 4.3 %.

Group balance sheet assets were reduced by about NOK 10 billion in the first half-year as a result of reduced inventories, currency effects and the fact that discontinued operations (Elkem Aluminium) are out of the balance sheet after completion of the transaction on 31 March 2009.

OTHER MATTERS

At the Corporate Assembly on 27 May 2009 the following were re-elected to Orkla's Board of Directors: Stein Erik Hagen, Svein S. Jacobsen, Åse Aulie Michelet, Bjørg Ven, Lennart Jeansson, Peter Ruzicka and Kristin Skogen Lund. Stein Erik Hagen was re-elected as Chairman and Svein S. Jacobsen as Deputy Chairman of the Board. All the above were re-elected for a period of one year, i.e. for the period up to the first meeting of the Corporate Assembly after the Annual General Meeting in 2010. The Board of Directors is thus unchanged and comprises the following shareholder-elected members: Stein Erik Hagen (Chairman), Svein S. Jacobsen (Deputy Chairman), Åse Aulie Michelet, Bjørg Ven, Lennart Jeansson, Peter Ruzicka and Kristin Skogen Lund.

On 29 June 2009 Orkla subscribed for a total of 67,732,757 shares at a subscription price of NOK 26.50 per share in a rights issue by REC, thereby subscribing for all its allocated subscription rights. After the rights issue Orkla will own 264,157,757 shares in REC, thereby maintaining its stake of 39.73 %. The subscription is subject to certain conditions, as detailed in the prospectus.

OUTLOOK

The international economy remains weak, with negative growth expected in the US and Europe alike in 2009. There are however signs that demand is in the process of stabilising in several markets, although there is no expectation of a rapid recovery in the leading economies.

In Orkla's markets visibility is generally low, making it difficult to prepare reliable forecasts and estimates. The Group's focus on high preparedness and the ability to adapt operations and cost levels to market developments continues.

Comprehensive cost reduction programmes implemented across all business areas are helping to reduce the cost base ahead.

Although Orkla Brands is relatively speaking less affected by economic developments, it sees a slight downturn in the Nordic

grocery market. Volume decline is in evidence in Denmark, Sweden and Finland, whereas in Norway growth has levelled off. Although a weak overall market trend and intensified competition in several categories make for a demanding second half-year, Orkla Brands expects to maintain satisfactory profit levels in 2009.

Orkla Aluminium Solutions has taken substantial steps to adapt its cost structure to weak growth and demand through 2008 and 2009, and assesses the need for further adjustments on a continuous basis. Sapa Profiles has seen stable low volumes through the first half-year, and there are few signs that demand will pick up significantly in the second half-year. Orkla Aluminium Solutions expects to achieve its objective of cash-neutral operations in 2009. The acquisition of Indalex is not expected to significantly affect results in 2009.

Where Orkla Materials is concerned the silicon-related markets in particular have weakened in the first half-year, while Borregaard's chemicals business is also experiencing sluggish markets. Borregaard nevertheless has a somewhat better balance between demand and capacity and anticipates a more stable trend in the second half-year.

In July a small fire broke out in one of Elkem Solar's processing plants. Repairing the damage will delay the ramp-up plan. Delivered volume in 2009 is estimated at 500–800 tonnes.

Orkla's borrowing rate in the first half-year has averaged 4.3 %. The Group's liabilities are spread across currencies in accordance with its net investments in countries outside Norway. Liabilities measured in NOK will therefore fluctuate in step with exchange rate movements.

STATEMENT FROM THE BOARD OF DIRECTORS

We confirm that, to the best of our knowledge, the condensed set of financial statements for the first half year of 2009 which has been prepared in accordance with IAS 34 Interim Financial Statements gives a true and fair view of the Company's consolidated assets, liabilities, financial position and results of operations, and that the interim management report includes a fair review of the information required under the Norwegian Securities Trading Act section 5-6 fourth paragraph.

Oslo, 11 August 2009
The Board of Directors of Orkla ASA

Stein Erik Hagen
Chairman

Svein S. Jacobsen
Deputy Chairman

Aage Andersen

Lennart Jeansson

Gunn Liabø

Kristin Skogen Lund

Åse Aulie Michelet

Peter Ruzicka

Per Arnfinn Solberg

Bjørg Ven

Dag J. Opedal
President and CEO

THE GROUP'S CONDENSED INCOME STATEMENT

Amounts in NOK million	Note	1.1. - 30.6. 2009	1.1. - 30.6. 2008	1.1. - 31.12. 2008	1.4. - 30.6. 2009	1.4. - 30.6. 2008
Operating revenues	2	**27,100**	33,183	65,579	**13,652**	16,851
Operating expenditures		**(25,328)**	(29,998)	(59,336)	**(12,731)**	(15,178)
Depreciation and impairment charges on tangible assets		**(1,205)**	(969)	(2,003)	**(587)**	(486)
Amortisation of intangible assets		**(100)**	(105)	(228)	**(50)**	(53)
Write-down of inventory in Sapa Profiles		**-**	-	(372)	**-**	-
Restructuring and significant impairments		**(10)**	(34)	(1,282)	**(10)**	(34)
Operating profit		**457**	2,077	2,358	**274**	1,100
Profit/loss from associates		**(75)**	1,332	2,189	**(210)**	1,153
Dividends		**225**	399	473	**180**	311
Gains, losses and write-downs in the Share Portfolio		**(87)**	(183)	(6,043)	**228**	112
Financial items, net		**(553)**	(326)	(992)	**(190)**	(223)
Profit/loss before taxes		**(33)**	3,299	(2,015)	**282**	2,453
Tax expenses		**(79)**	(687)	(895)	**(39)**	(503)
Profit/loss for the period for continued operations		**(112)**	2,612	(2,910)	**243**	1,950
Gains/profit discontinued operations	8	**993**	57	(55)	**0**	32
Profit/loss for the period		**881**	2,669	(2,965)	**243**	1,982
Minority interest's share of the profit/loss for the period		**(82)**	130	(137)	**(12)**	78
Majority interest's share of the profit/loss for the period		**963**	2,539	(2,828)	**255**	1,904
Profit/loss before taxes, the Industry division		**(87)**	2,871	3,356	**(123)**	1,916
Profit/loss before taxes, Orkla Financial Investments		**54**	428	(5,371)	**405**	537

EARNINGS PER SHARE

Amounts in NOK million	1.1. - 30.6. 2009	1.1. - 30.6. 2008	1.1. - 31.12. 2008	1.4. - 30.6. 2009	1.4. - 30.6. 2008
Earnings per share	**0.9**	2.5	(2.8)	**0.3**	1.9
Earnings per share (diluted)	**0.9**	2.5	(2.8)	**0.3**	1.9
Earnings per share (diluted)[1]	**0.1**	2.5	(1.1)	**0.3**	1.9

[1] Excl. amortisation, write-down of inventory in Sapa Profiles in 2008, restructuring significant impairments and discontinued operations.

THE GROUP'S CONDENSED COMPREHENSIVE INCOME STATMENT

Amounts in NOK million	Note	1.1. - 30.6. 2009	1.1. - 30.6. 2008	1.1. - 31.12. 2008	1.4. - 30.6. 2009	1.4. - 30.6. 2008
Profit/loss for the accounting period		**881**	2,669	(2,965)	**243**	1,982
Change in unrealised gains on shares		**1,198**	(1,741)	(2,334)	**1,527**	(663)
Change in hedging reserve		**241**	(191)	68	**186**	279
Translation effects		**(728)**	(349)	2,788	**341**	(70)
Total other income and expenses		**711**	(2,281)	522	**2,054**	(454)
The Group's condensed comprehensive income	3	**1,592**	388	(2,443)	**2,297**	1,528

THE GROUP'S CONDENSED BALANCE SHEET

Amounts in NOK million	30.6. 2009	31.12. 2008
Intangible assets	17,780	17,301
Property, plant and equipment	25,734	26,368
Financial assets	17,538	18,331
Non-current assets	61,052	62,000
Assets in discontinued operations	-	3,148
Inventories	8,029	9,564
Receivables	11,465	14,331
Share Portolio, etc.	10,155	11,445
Cash and cash equivalents	3,704	4,438
Current assets	33,353	39,778
Total assets	94,405	104,926
Paid-in equity	1,993	1,993
Earned equity	44,808	45,390
Minority interests	392	2,686
Equity	47,193	50,069
Provisions	4,699	5,233
Non-current interest-bearing liabilities	28,329	29,598
Current interest-bearing liabilities	3,702	3,654
Liabilities in discontinued operations	-	665
Other current liabilities	10,482	15,707
Equity and liabilities	94,405	104,926
Equity ratio (%)	50.0	47.7

CHANGES IN EQUITY (excluding minority interests)

Amounts in NOK million	1.1. - 30.6. 2009	1.1. - 31.12. 2008
Equity 1 January	47,383	52,663
The Group's condensed comprehensive income	1,592	(2,443)
Deducted minority interests	82	137
Dividends	(2,288)	(2,282)
Buybacks of Orkla shares	0	(561)
Option costs	32	21
Adjustment of minority interests in Sapa Profiles	-	(152)
Equity at the close of the accounting period	46,801	47,383

THE GROUP'S CONDENSED CASH FLOW

	1.1. – 30.6.		1.1. – 31.12.	1.4. – 30.6.	
Amounts in NOK million	2009	2008	2008	2009	2008
Cash flow in the Industry division:					
Operating profit	**543**	2,106	2,456	**313**	1,113
Amortisation, depreciation and impairment charges	**1,283**	1,081	3,026	**625**	553
Changes in net working capital, etc.	**289**	(1,189)	(569)	**638**	(854)
Cash flow from operations before net replacement expenditures	**2,115**	1,998	4,913	**1,576**	812
Net replacement expenditures	**(630)**	(892)	(2,271)	**(305)**	(545)
Cash flow from operations	**1,485**	1,106	2,642	**1,271**	267
Financial items, net	**(805)**	(650)	(1,544)	**(304)**	(368)
Cash flow from Industry division	**680**	456	1,098	**967**	(101)
Cash flow from Orkla Financial Investments	**602**	518	(863)	**95**	45
Taxes paid	**(1,445)**	(1,181)	(1,327)	**(989)**	(754)
Other payments	**(6)**	28	143	**(61)**	46
Cash flow before capital transactions	**(169)**	(179)	(949)	**12**	(764)
Paid dividends	**(2,169)**	(2,194)	(2,348)	**(2,168)**	(2,175)
Net purchase of Orkla shares	**0**	(661)	(561)	**0**	1
Cash flow before expansion	**(2,338)**	(3,034)	(3,858)	**(2,156)**	(2,938)
Expansion investment in Industry division	**(1,093)**	(1,972)	(4,142)	**(479)**	(1,232)
Sale of companies/shares of companies	**0**	111	1,317	**0**	10
Purchase of companies/shares of companies	**(91)**	(997)	(1,059)	**(24)**	(512)
Net purchase/sale of portfolio investments	**1,930**	(763)	(1,829)	**1,568**	292
Net cash flow	**(1,592)**	(6,655)	(9,571)	**(1,091)**	(4,380)
Currency effects of net interest-bearing liabilities	**1,113**	(7)	(1,675)	**(224)**	163
Change in net interest-bearing liabilities	**479**	6,662	11,246	**1,315**	4,217
Net interest-bearing liabilities	**27,903**	22,840	27,424		

NOTES

NOTE 1 General information

Orkla ASA's condensed consolidated financial statements for the first half of 2009 were approved at a meeting of the Board of Directors on 11 August 2009. The accounting figures are unaudited. Orkla ASA is a public limited liability company and its office is located at Skøyen, Oslo (Norway).

Orkla shares are traded on the Oslo Stock Exchange. The half-year report has been prepared and presented in conformity with IAS 34 Interim Financial Reporting, and the same accounting principles and methods of calculation have been applied as in last year's financial statements.

NOTE 2 Segments

Segments have been reported in accordance with IFRS 8. The segment breakdown has not been changed as a result of the transition from IAS 14 to IFRS 8, and further segment information on cash flows has been incorporated in the table for each business area in the quarterly report.

OPERATING REVENUES

	1.1. - 30.6.		1.1. - 31.12.	1.4. - 30.6.	
Amounts in NOK million	**2009**	**2008**	**2008**	**2009**	**2008**
Orkla Group	**27,100**	33,183	65,579	**13,652**	16,851
Orkla Brands	**11,061**	11,011	23,398	**5,663**	5,650
Orkla Foods Nordic	**4,719**	4,729	9,913	**2,436**	2,436
Orkla Brands Nordic	**3,747**	3,739	7,719	**1,877**	1,880
Orkla Brands International	**890**	1,051	2,440	**460**	525
Orkla Food Ingredients	**1,870**	1,660	3,670	**972**	880
Eliminations Orkla Brands	**(165)**	(168)	(344)	**(82)**	(71)
Orkla Aluminium Solutions	**9,787**	14,974	27,809	**4,904**	7,542
Sapa Profiles	**7,312**	11,883	21,904	**3,532**	5,922
Sapa Heat Transfer & Building System	**2,848**	3,637	6,909	**1,558**	1,883
Eliminations Orkla Aluminium Solutions	**(373)**	(546)	(1,004)	**(186)**	(263)
Orkla Materials	**5,658**	6,718	13,600	**2,850**	3,439
Elkem	**3,721**	4,260	8,939	**1,883**	2,195
Elkem Energy	***980***	*862*	*1,954*	***424***	*420*
Elkem Silicon-related	***3,043***	*3,908*	*8,025*	***1,587***	*2,042*
Eliminations Elkem	***(302)***	*(510)*	*(1,040)*	***(128)***	*(267)*
Borregaard	**1,946**	2,465	4,673	**958**	1,249
Borregaard Energy	***105***	*105*	*240*	***57***	*43*
Borregaard Chemicals	***1,918***	*2,456*	*4,632*	***931***	*1,249*
Eliminations Borregaard	***(77)***	*(96)*	*(199)*	***(30)***	*(43)*
Eliminations Orkla Materials	***(9)***	*(7)*	*(12)*	***9***	*(5)*
Orkla Financial Investments	**628**	525	876	**257**	237
Orkla HQ/Other Business/Eliminations	**(34)**	(45)	(104)	**(22)**	(17)

OPERATING PROFIT - EBITA*

	1.1. - 30.6. 2009	1.1. - 30.6. 2008	1.1. - 31.12. 2008	1.4. - 30.6. 2009	1.4. - 30.6. 2008
Orkla Group	**567**	2,216	4,240	**334**	1,187
Orkla Brands	**1,160**	1,078	2,590	**638**	586
Orkla Foods Nordic	**450**	422	1,050	**279**	262
Orkla Brands Nordic	**622**	631	1,324	**295**	304
Orkla Brands International	**1**	(57)	5	**4**	(30)
Orkla Food Ingredients	**87**	82	211	**60**	50
Orkla Aluminium Solutions	**(490)**	707	697	**(148)**	364
Sapa Profiles	**(519)**	408	109	**(206)**	208
Sapa Heat Transfer & Building System	**29**	299	588	**58**	156
Orkla Materials	**132**	589	1,373	**(32)**	307
Elkem	**7**	347	942	**(109)**	167
Elkem Energy	***335***	*182*	*578*	***85***	*78*
Elkem Silicon-related	***(328)***	*165*	*364*	***(194)***	*89*
Borregaard	**125**	242	431	**77**	140
Borregaard Energy	***45***	*65*	*198*	***35***	*40*
Borregaard Chemicals	***80***	*177*	*233*	***42***	*100*
Orkla Financial Investments	**(86)**	(29)	(98)	**(39)**	(14)
Orkla HQ/Other Business	**(149)**	(129)	(322)	**(85)**	(56)

* Earnings before amortisation, write-down of inventory in Sapa Profiles in 2008, restructuring and significant impairments.

NOTE 3 GROUP REVENUES AND EXPENSES RECOGNISED IN EQUITY (COMPREHENSIVE INCOME)

The table showing Orkla ASA's condensed consolidated revenues and expenses recognised in equity is new, in accordance with IAS 1(R). The amounts are presented net after tax and must be seen in conjunction with the figures reported in the ordinary presentation of results.

NOTE 4 ACQUISITION OF COMPANIES/AGREEMENT TO PURCHASE ASSETS/ SHARE ISSUE IN REC AND SPDE

In 2009 Orkla has acquired a few small businesses, the main acquisitions being a Sapa subsidiary and an Orkla Eiendom associate. The total cost price was NOK 91 million. The balance sheet has increased by NOK 112 million as a result of these acquisitions. The acquired companies entail only minor increases in the Group's financial results and sales.

On 16 June Sapa entered into an agreement with the US-based aluminium extrusions company Indalex regarding the possible acquisition of virtually all the company's assets in the USA and Canada. The agreement was completed on 31 July 2009. As a result of a decision by the competition authorities, one plant will have to be sold.
Under the agreement, Sapa will take over Indalex's 11 active production plants in the USA (6) and Canada (5), with 29 presses and a total capacity of about 315,000 tonnes per year. Indalex's sales in 2008 totalled about 200,000 tonnes, which represent operating revenues of over USD 900 million. Indalex has around 1,400 employees.
The transferring company has been purchased from an estate in bankruptcy and has therefore not a normal profit for the first half of 2009. Sapa is taking over 100 % of the company.
The acquisition represents an underlying enterprise value of USD 95 million with an initial cash outlay of USD 125 million.
The acquisition comprises current and non-current assets and some minor liabilities. No goodwill is expected in connection with the purchase.

On 29 June, Orkla ASA, which is represented on the Board of Directors of REC, subscribed for 27,755,068 shares at a subscription price of NOK 26.50 in REC's rights issue. Elkem AS, which is wholly-owned by Orkla ASA, has correspondingly subscribed for 39,977,689 shares at a subscription price of NOK 26.50 in REC's rights issue. This means that Orkla ASA and Elkem AS have subscribed for all their allocated subscription rights. Upon completion of the rights issue, Orkla ASA will own 108,244,768 shares and Elkem AS 155,912,989 shares in the company, and will thereby maintain their aggregate equity interest in REC of approximately 39.73 %. The subscription is subject to certain conditions as described in the prospectus.

Orkla ASA has subscribed for an initial 232,570,663 shares in SPDE at NOK 1 per share, with settlement on 17 July. A subsequent repair issue will result in a slight decrease of Orkla's share in SPDE.

NOTE 5 RELATED PARTIES

There were no special transactions between the Orkla Group and related parties in the first half of 2009. Orkla and the Canica system (largest Orkla shareholder with a holding of 23.3 %) both own shares in certain companies.

The Orkla Group has provided a loan of NOK 150 million to SPDE (reported as an associate in which Orkla owns 32.99 %) and NOK 32 million to Moss Airport Rygge (reported as a joint venture in which Orkla owns 40 %). The loan to SPDE was repaid in July in connection with the share issue (see Note 4).

NOTE 6 OPTIONS AND TREASURY SHARES

A total of 6,525,000 options were issued in the first half of 2009, bringing the total number of options issued by the Group to 16,802,000 as of 30 June. The new options have a strike price of NOK 52.36, a life of six years, and are exercisable in the last three years.

A total of 325,000 options were exercised under the cash bonus programme in the first half of 2009. As of 30 June 2009 there were 134,000 outstanding cash bonus options.

On 12 January and 12 March 2009 Orkla reduced its hedging position in a cash-settled financial derivative linked to the performance of the Orkla share price, equivalent to 800,000 underlying shares, to 600,000 underlying shares.

In connection with Orkla's employee share purchase programme, on Friday, 9 January 2009 an additional 884 shares were transferred to Orkla employees. A total of 1,992,381 shares have now been transferred to Group employees under the employee share purchase programme for 2008. There have been no other movements in treasury shares in the first half-year, and Orkla's holding of treasury shares following this transaction totals 11,917,004 shares.

Change in number of options:	
Total number of options as of 1 January 2009	10,277,000
New options issued	6,525,000
Total number of options as of 30 June 2009	16,802,000

NOTE 7 ASSESSMENTS RELATING TO VALUE IMPAIRMENT

Due to the ongoing financial crisis, several of the markets on which the Orkla Group operates are challenging. This is particularly the case for Sapa Profiles. This company was carefully analysed and valued in connection with the swap of the Group's interest in Elkem Aluminium ANS for Alcoa's minority interest in Sapa Profiles. Sapa Profiles' performance is in line with the assessments made in this process. Due to the transaction value of USD 500 million (see Note 8), the value of Sapa Profiles has been maintained unchanged in the consolidated financial statements.

In accordance with the Group's accounting principles, the Share Portfolio has been written down by NOK 1,070 million in the first half of 2009. Continued weak markets will lead to further write-downs.

The carrying value of the investment in REC was NOK 14.8 billion as of 31 December 2008, while the corresponding market value was NOK 12.6 billion. The REC share price has fluctuated significantly in the first half of 2009, and the carrying value as of 30 June was NOK 14.4 billion, while the market value was NOK 11.4 billion. The value of the approximately 39.73 % interest that Orkla owns in REC is still considered to justify its carrying value.

The investment in SPDE has been adjusted downwards by NOK 82 million in the first half-year through the recognition of the Group's share of profit/loss.

No other adjustments in the value of businesses have been made as of the end of the first half of 2009, but developments are still being followed closely.

NOTE 8 DISCONTINUED OPERATIONS

The agreement to swap the Group's 50 % interest in Elkem Aluminium ANS for Alcoa's 45.45 % interest in Sapa Profiles was finally completed on 31 March 2009. Orkla has reported NOK 993 million as the result of this transaction. The transaction is a swap in which the value of the operations has been fixed at USD 500 million after Orkla received NOK 450 million in a unilateral payment from Elkem Aluminium. The result consists of the following elements:

	1.1. - 30.6.	
Amounts in NOK	**2009**	**2008**
Operating revenue	**498**	1.414
EBITA	**(102)**	76
Profit/loss before taxes	**(107)**	80
Profit/loss after taxes	**(107)**	57
Profit from sales	**1,116**	
Tax on profit	**(16)**	
Total discontinued operations	**993**	57

For Orkla Aluminium Solutions the transaction is reported as a gradual acquisition and the difference between the purchase price and the carrying value of the minority interest has been recognised in the balance sheet as goodwill in the amount of NOK 1.3 billion (see Note 7).

NOTE 9 OTHER MATTERS

No events took place after the balance sheet date that would have affected the financial statements or any assessments carried out.